FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending February 13, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

                                    Annex A


The information in this Report shall be deemed to be filed by GlaxoSmithKline plc (the "Company") with the Securities and Exchange Commission solely for purposes of incorporation by reference into the Company's Registration Statements on Form S-8 (File No. 333-13022, 333-88966 and 333-100388).



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SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 13, 2004                                   By: Victoria Llewellyn
                                                             ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

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                              Director's Interests




The three year performance period for the Performance Share Plan Awards granted on 29th March 2001, commenced on 1st January 2001 and came to an end on the 31st December 2003. The Remuneration Committee of the Board of GlaxoSmithKline plc considered the performance achieved during this period and determined that 50% of these Awards would vest on the 12th February 2004.

There were two performance conditions attached to this award, the first condition compared GlaxoSmithKline's total shareholder return (TSR) with the TSR of companies in the FTSE 100 index. For any of the awards to vest under this condition, GlaxoSmithKline had to rank at least 50th against the index companies. None of the awards subject to this condition vested as GlaxoSmithKline was ranked at 51st position. The second condition, which applied to the balance of the award, was achieved in full. The condition required GlaxoSmithKline's business performance earnings per share growth, excluding currency and exceptional items, to be at least nine percentage points more than the increase in the UK Retail Price Index over the three year performance period.

Consequently, I give below changes in the interests of the following directors over Ordinary Shares and American Depositary Shares of GlaxoSmithKline plc. The Company and the Directors were informed of these changes on 12th February 2004.

Dr J-P Garnier          Final Award of 35,000 ADS Ordinary shares in the
                        Company. Dr Garnier has elected to defer this award until retirement. Dr Garnier sold 508 of these at $43.2492 to meet the Medicare liability that arises in the US on the vesting of such awards.

Dr Tachi Yamada         Final Award of 10,000 ADS Ordinary Shares in the
                        Company. Dr Yamada subsequently sold 3,199 of these at $43.2492 to meet the resultant tax liability.

Mr John Coombe          Final Award of 20,000 Ordinary Shares in the Company. Mr
                        Coombe subsequently sold 8,200 of these at (pound)11.07 to meet the resultant tax liability.


S M Bicknell
Company Secretary

13 February 2004



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Issued - 13th February 2004, London


                          GLAXOSMITHKLINE PLC ANNOUNCES
                        CHANGES TO THE BOARD OF DIRECTORS

GlaxoSmithKline plc (GSK) announces that Dr Michele Barzach and Ambassador Donald McHenry are to step down from the Board at the conclusion of the Company's AGM on 17th May 2004. This follows the implementation of the New Combined Code on Corporate Governance.

Commenting on the departures, Sir Christopher Hogg, Chairman of GSK, said " On behalf of the Board, I would like to thank Michele and Don warmly for their dedicated and effective service to GSK and its predecessor companies. I have always valued their support and contribution and wish them well for the future"

Simon Bicknell
Company Secretary
13th February 2004